Exhibit 8.2

[Letterhead of Clark, Schaefer, Hackett & Co.]

October 27, 2011

Boards of Directors
Cheviot Savings Bank
Cheviot Financial Corp. (Federal)
Cheviot Financial Corp. (Maryland)
Cheviot Mutual Holding Company
3723 Glenmore Avenue
Cincinnati, Ohio 45211

Dear Sir or Madam:

You have requested an opinion as to all material Ohio income tax consequences of the conversion of Cheviot Mutual Holding Company, a federal mutual holding company (the “Mutual Holding Company”), from the mutual to the capital stock form of organization (the “Conversion”) pursuant to the Plan of Conversion and Reorganization of Cheviot Mutual Holding Company dated July 12, 2011 and the integrated transactions described below.

In connection with our opinion, we have relied upon the accuracy of the factual matters set forth in the Plan of Conversion and Reorganization and the Registration Statement filed by Cheviot Financial Corp., (the “Holding Company”) with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, and the Application for Conversion on Form AC filed by the Mutual Holding Company with the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

We are also relying on certain representations as to factual matters provided to us by Cheviot Mutual Holding Company, Cheviot Savings Bank (the “Bank”), and Cheviot Financial Corp., as set forth in the certificates signed by authorized officers of each aforementioned entities and incorporated herein by reference.

This opinion hereby incorporates the federal tax opinion prepared by Luse Gorman Pomerenk & Schick P.C.  The federal tax opinion represents and makes certain conclusions regarding certain federal tax consequences of the same transaction listed above.  In rendering our opinion as to certain Ohio income tax consequences we have relied without verification on the accuracy and conclusions of the federal tax opinion of Luse Gorman Pomerenk & Schick P.C.

We opine only as to the matters we expressly set forth, and no opinions should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address.  We express no opinion as to other federal laws and regulations, or as to laws and regulations of other jurisdictions, or as to factual or legal matters other than as set forth herein.

In rendering our opinions, we have considered the applicable provisions of the Ohio Revised Code, the Ohio Administrative Code, pertinent judicial authorities, interpretative rulings and such other Ohio authorities as we have considered relevant.  We have also assumed that the transactions contemplated by the Reorganization Agreement will be consummated strictly in accordance with the Reorganization Agreement.

Statement of Facts

The Boards of Directors of the Mutual Holding Company the Mid-Tier Holding Company, and the Bank have adopted the Plan providing for the Conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization.  As part of the Conversion, the Holding Company will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will offer shares of Holding Company Common Stock to the Banks depositors, eligible borrowers, current stockholders of the Mid-Tier Holding Company and members of the general public in the Offering.

Pursuant to the Plan, the Conversion will be effected as follows, in such order as is necessary to consummate the Conversion:

(1)	The Mid-Tier Holding Company will organize the Holding Company as a Maryland corporation subsidiary.

(2)
The Mutual Holding Company will merge with and into the Mid-Tier Holding Company with the Mid-Tier Holding Company as the resulting entity (the “MHC Merger”) whereby the shares of Mid-Tier Holding Company held by the Mutual Holding Company will be cancelled and the members of the Mutual Holding Company will constructively receive liquidation interests in Mid-Tier Holding Company in exchange for their ownership interests in the Mutual Holding Company.

(3)
Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity.   As part of the Mid-Tier Merger, the liquidation interests in Mid-Tier Holding Company constructively received by the members of Mutual Holding Company will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account and the Minority Shares will automatically, without further action on the part of the holders thereof, be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

(4)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale Holding Company Common Stock in the Offering.

(5)
The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in constructive exchange for additional common stock of the Bank and in exchange for the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank.  Pursuant to Section 19 of the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company's total stockholders' equity as reflected in the latest statement of financial condition contained in the final Prospectus utilized in the Conversion plus the value of the net assets of the Mutual Holding Company as reflected in the latest statement of financial condition of the Mutual Holding Company prior to the effective date of the Conversion (excluding its ownership of Mid-Tier Holding Company common stock).  The terms of the Liquidation Account and Bank Liquidation Account are described in Section 19 of the Plan.

As part of the Conversion, all of the then-outstanding shares of Mid-Tier Holding Company common stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held in Mid-Tier Holding Company common stock immediately prior to the Conversion, exclusive of Minority Stockholders' purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares.  As part of the Conversion, additional shares of Holding Company Common Stock will be offered for sale on a priority basis to eligible depositors of the Bank, eligible depositors of the former The Franklin Savings and Loan Company, tax-qualified employee benefit plans of the Bank, current shareholders of the Mid-Tier Holding Company and members of the public in the Offering.

As a result of the Conversion and Offering, the Holding Company will be a publicly-held corporation, will register the Holding Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC.  The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the Conversion, plus those persons who purchase shares of Holding Company Common Stock in the Offering.  Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to Eligible Account Holders, the Bank's tax-qualified employee plans (“Employee Plans”), Supplemental Eligible Account Holders and certain depositors of the Bank as of the Voting Record Date (“Other Members”).  Subscription rights are nontransferable.  The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the Subscription Offering, if any, for sale in a Community Offering or Syndicated Community Offering to certain members of the general public.

Law and Analysis

The Ohio Revised Code imposes no corporate income taxes upon corporations.  Corporations are subject to the Ohio franchise tax imposed by Chapter 5733 of the Ohio Revised Code. ORC § 5733.01(A).

Banks and financial institutions are subject to the Ohio franchise tax only upon their respective net worth under ORC § 5733.05(A).  Cheviot Savings Bank is a financial institution as defined by ORC § 5733.04(K) and ORC § 5725.01(A).

Bank holding companies, as defined by ORC § 5751.01(E)(5),(6),(7),(8) or (10), remain subject to the Ohio franchise tax imposed by Chapter 5733 of the Ohio Revised Code.  The Ohio franchise tax is paid based upon the greater of the computation of the net income base or net worth base, unless a qualified holding company election is made under ORC § 5733.05(D)(1) to calculate the Ohio franchise tax solely on the net income base. ORC § 5733.05 and ORC § 5733.04(L).

Cheviot Financial Corp is and will continue to be a qualified holding company and therefore will be subject to the Ohio franchise tax based upon their net income for the tax year at issue as provided by ORC § 5733.05(B).  The Ohio franchise tax imposes the net income component of the tax based upon the company’s federal income tax calculation. ORC § 5733.04(I), except as modified by the Ohio Revised Code.  The proposed transaction provides for no steps or components which would be treated differently for Ohio franchise tax purposes than for federal income tax purposes.  Therefore, since the federal tax opinion letter of Luse, Gorman, Pomerenk & Schick dated October 27, 2011 provides for no federal income taxes resulting from the transaction then there should likewise be no Ohio franchise tax implications based upon the net income calculation.

Opinion

Based solely upon the foregoing representations and information and assuming the transactions occur in accordance with the Reorganization Agreement, it is our opinion that under current Ohio tax law:

1.	There should be no Ohio income tax consequences as a result of the MHC Merger.

2.
There should be no Ohio gain or loss recognized by the Mutual Holding Company on the transfer of its assets to the Mid-Tier Holding Company and the Mid-Tier Holding Company’s assumption of its liabilities, if any, in constructive exchange for liquidation interests in the Mid-Tier Holding Company or on the construction distribution of such liquidation interests to members of the Mutual Holding Company

3.
There should be no Ohio gain or loss recognized by the Mid-Tier Holding Company upon the receipt of the assets of the Mutual Holding Company in the MHC Merger in exchange for the constructive transfer to the members of the Mutual Holding Company of the liquidation interest in the Mid-Tier Holding Company.

4.
Persons who have liquidation interests in the Mutual Holding Company should not recognize any gain or loss upon the constructive receipt of liquidation rights in the Mid-Tier Holding Company in exchange for their voting and liquidation rights in the Mutual Holding Company.

5.
The basis of the assets of Mutual Holding Company (other than stock in the Mid-Tier Holding Company) to be received by the Mid-Tier Holding Company should be the same as the basis of such assets in the Mutual Holding Company immediately prior to the transfer.

6.	The holding period of the assets of the Mutual Holding Company transferred to the Mid-Tier Holding Company should include the holding period of those assets in Mutual Holding Company.

7.	There should be no Ohio income tax consequences as a result of the Mid-Tier Merger

8.
The Mid-Tier Holding Company should recognize no Ohio gain or loss on the transfer of its assets to the Holding Company and the Holding Company’s assumption of its liabilities in exchange for shares of Holding Company Common Stock or the distribution of such stock to Minority Stockholders and constructive distribution of interests in the Liquidation Account to the Eligible Account Holders and Supplemental Eligible Account Holders.

9.	No Ohio gain or loss should be recognized by the Holding Company upon the receipt of the assets of Mid-Tier Holding Company in the Mid-Tier Merger.

10.
The basis of the assets of the Mid-Tier Holding Company to be received by the Holding Company should be the same as the basis of such assets in the Mid-Tier Holding Company immediately prior to the transfer.

11.
The holding period of the assets of Mid-Tier Holding Company to be received by the Holding Company should include the holding period of those assets in the Mid-Tier Holding Company immediately prior to the transfer.

12.	Mid-Tier Holding Company shareholders should not recognize any Ohio gain or loss upon their exchange of Mid-Tier Holding Company common stock for Holding Company Common Stock.

13.
Eligible Account Holders and Supplemental Eligible Account Holders should not recognize any Ohio gain or loss upon their constructive exchange of their liquidation interests in Mid-Tier Holding Company for interests in the Liquidation Account in the Holding Company.

14.
The payment of cash to the Minority Stockholders in lieu of fractional shares of Holding Company Common Stock should be treated as though the fractional shares were distributed as part of the Mid-Tier Merger and then redeemed by Holding Company.  The cash payments should be treated as distributions in full payment for the fractional shares deemed redeemed, with the result that such shareholders should have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares.

15.
Each shareholder’s aggregate basis in his or her Holding Company Common Stock received in the exchange should be the same as the aggregate basis of the Mid-Tier Holding Company common stock surrendered in exchange therefore.

16.
Each shareholder’s holding period in his or her Holding Company Common Stock received in the exchange should include the period during which the Mid-Tier Holding Company common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange.

17.	The holding period of the Holding Company Common Stock purchased pursuant to the exercise of subscriptions rights should commence on the date on which the right to acquire such stock was exercised.

18.	No Ohio gain or loss should be recognized by the Holding Company on the receipt of money in exchange for Holding Company Common Stock sold in the Offering.

No assurances are or can be given that the Ohio Department of Taxation or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should.  While this opinion represents our considered judgment as to the proper Ohio income tax treatment to the parties enumerated based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Ohio Department of Taxation or the courts.  In the event of any change to the applicable law or relevant facts, we would, of necessity need to reconsider our views.

Very Truly Yours,

/s/ Clark, Schaefer, Hackett & Co.
________________________
Clark, Schaefer, Hackett & Co.